Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated June 3, 2024, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Akili, Inc.

at

$0.4340 Per Share in Cash,
Pursuant to the Offer to Purchase dated June 3, 2024

by

Alpha Merger Sub, Inc.
a wholly-owned subsidiary of

Virtual Therapeutics Corporation
Alpha Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Virtual Therapeutics Corporation (“Parent”), a Delaware corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Akili, Inc. (“Akili”), a Delaware corporation, at a price per Share of $0.4340, in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”
Stockholders of record who tender directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary and Paying Agent”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME, ON JULY 1, 2024, UNLESS THE OFFER IS EXTENDED OR
EARLIER TERMINATED.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 29, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Akili. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, including Purchaser irrevocably accepting for purchase the Shares tendered in the Offer, Purchaser will be merged with and into Akili (the “Merger”), with Akili continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, no stockholder vote will be required to consummate the Merger and Purchaser does not expect there to be a significant period of time between the Offer Closing Time (as defined below) and the consummation of the Merger. The time at which the Merger becomes effective is referred to as the “Effective Time.” Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, including the Minimum Tender Condition (as defined below), Purchaser will accept for purchase (the date and time of such acceptance, the “Offer Closing Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time (as defined below).
In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares (i) that are owned by Akili immediately prior to the Effective Time or that were owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and that are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time or that were irrevocably accepted for purchase in the Offer, which Shares shall be automatically canceled and shall cease to exist, or (ii) held by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Akili will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.
The Offer is not subject to any financing condition. The Offer is subject to the satisfaction or waiver of the following conditions set forth in the Merger Agreement (the “Offer Conditions”): (i) that there shall have been validly tendered in the Offer and not validly withdrawn at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer (the “Minimum Tender Condition”); (ii) that since the date of the Merger Agreement, no event, occurrence, development or state of circumstances, facts or condition shall have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement); (iii) that the aggregate number of Appraisal Shares (as defined in the Merger Agreement) shall not represent 15% or more of the outstanding Shares of Akili; (iv) that (A) the Closing Cash (as defined in the Offer to Purchase) is not less than the Minimum Cash Condition (as defined in the Offer to Purchase) or (B) the Net Working Capital (as defined in the Offer to Purchase) is not less than the Minimum NWC Condition (as defined in the Offer to Purchase) and (v) other conditions to the Offer set forth in the Merger Agreement and in “The Tender Offer—Section 14. Conditions of the Offer” of the Offer to Purchase.
THE BOARD OF DIRECTORS OF AKILI UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES IN THE OFFER.
After careful consideration, the members of the Akili Board of Directors have duly and unanimously: (i) determined that the terms of Offer, the Merger and the transactions contemplated by the Merger Agreement (the “Transactions”) are fair to and in the best interests of Akili and the Akili stockholders; (ii) authorized and approved the execution, delivery and performance by Akili of the Merger Agreement and the consummation by Akili of the Transactions; (iii) declared the Merger Agreement and the Transactions advisable; and (iv) recommended that the Akili stockholders accept the Offer and tender their Shares in the Offer.
Akili will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to Akili’s stockholders. The Schedule 14D-9 will include a description of the Akili Board’s reasons for approving and declaring advisable the Transactions. Stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.
Upon the terms and subject to the Offer Conditions (as described in the Offer to Purchase), Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to 11:59 P.M., New York City time, on July 1, 2024 (the “Expiration Time”), unless the Offer is extended (in which case the term “Expiration Time” will mean the latest date and time at which the Offer, as so extended) or terminated.
The Merger Agreement provides that, unless the Merger Agreement has been validly terminated in accordance with its terms, (A) Purchaser may elect to (and if so requested by Akili, will) extend the Offer for one or more consecutive increments of such duration as requested by Akili, but not more than 10 business days each, if at the scheduled Expiration Time of the Offer any of the Offer Conditions shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived, and (B) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer; provided that Purchaser shall not, and shall not be required to, (x) in the case of the Minimum Tender Condition being the only Offer Condition not satisfied or else validly waived as of any then-applicable Expiration Time (other than those Offer Conditions that by their nature are only to be satisfied as of the then-applicable Expiration Time, but which Offer Conditions would be satisfied or else validly waived if the Expiration Time occurred), extend the Offer by more than an aggregate fifteen Business Days after the initial Expiration Time, and (y) in any event extend the offer beyond the Outside Date of July 31, 2024; provided that, subject to the terms of the Merger Agreement, including the satisfaction or waiver of certain conditions, and the delivery by Akili of a good faith, written Closing Cash and Net Working Capital forecast to Parent setting forth, in reasonable detail, that the Minimum Cash Condition and Minimum NWC Condition would reasonably be expected to be satisfied if the Merger Closing occurred by August 31, 2024, then either Parent or Akili, in its sole and unlimited discretion, has the right to extend the Outside Date to August 31, 2024.
Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. Eastern Time, on the next business day after the Expiration Time in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d) and 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Purchaser expressly reserves the right, in its sole discretion, to: (i) waive, in whole or in part, any Offer Condition (including the Minimum Cash Condition and Minimum NWC Condition), other than the Minimum Tender Condition; and/or (ii) modify the terms of the Offer in a manner not inconsistent with the Merger Agreement, except that Akili’s consent is required for Purchaser to: (A) reduce the number of issued and outstanding Shares subject to the Offer; (B) reduce the Offer Price; (C) waive, amend or modify the Termination Condition, (D) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares; (E) terminate, extend or otherwise modify the Expiration Time other than as provided in the Merger Agreement; (F) change the form or terms of consideration payable in the Offer; (G) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or (H) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.
For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser shall have accepted for payment and thereby purchased the Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of: (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase (see “The Tender Offer—Section 8. Procedures for Tendering Shares”), (ii) a Letter of Transmittal, properly completed and duly executed (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary and Paying Agent. See “The Tender Offer—Section 8. Procedures for Tendering Shares” of the Offer to Purchase. Shares held through a broker, dealer, commercial bank, trust company or other nominee, the stockholder must contact such nominee and give instructions to tender such Shares.
A stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m., Eastern Time, on July 1, 2024), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after August 2, 2024, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.
For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and Paying Agent at one of its addresses set forth in the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in “The Tender Offer—Section 8. Procedures for Tendering Shares” of the Offer to Purchase any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge such determination in a court of competent jurisdiction.
No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived.
None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in “The Tender Offer—Section 8. Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the expiration of the Offer.
Akili has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Akili’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
The receipt of cash in exchange for Shares pursuant to the Offer or the Merger is expected to be treated for U.S. federal income tax purposes either as consideration received in a sale or exchange of the Shares that you exchange in the Offer or the Merger. For a more detailed description of the material U.S. federal income tax consequences of the Offer and the Merger, see “The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering or exchanging Shares pursuant to the Offer or the Merger or exercising appraisal rights.
The Offer to Purchase, the Letter of Transmittal and the Schedule 14D-9 contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.
The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
[Broadridge logo]
Broadridge Corporate Issuer Solutions, LLC
Attn: BCIS IWS
51 Mercedes Way
Edgewood, NY 11717
(855) 793-5068 (toll free)
shareholder@Broadridge.com
June 3, 2024